AETERNA ZENTARIS INC.

1405 du Parc-Technologique Blvd.

Quebec City, Quebec

Canada, G1P 4P5

September 12, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Comment Letter Dated August 30, 2012
Aeterna Zentaris Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on March 28, 2012
File No. 000-30752

Dear Mr. Rosenberg:

On behalf of Aeterna Zentaris Inc. (the “Company”), we are writing in response to your comment letter dated August 30, 2012 relating to the Company’s Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on March 28, 2012. For your convenience, we have reproduced your comments, followed by the Company’s responses, below.

Notes to Consolidated Financial Statements

Note 2: Summary of significant accounting policies

Identifiable intangible assets, page 155

1.        You disclose that your in-process R&D intangible assets result from business combinations and that you amortize these assets on a straight-line basis over their estimated useful lives of eight to fifteen years. Please provide us proposed disclosure to be included in future periodic reports that indicates when you begin to amortize your in-process R&D assets. Reference for us the authoritative literature you relied upon to support your accounting.

Securities and Exchange Commission	September 12, 2012

Response to Comment 1:

The Company advises the staff that it will expand its accounting policy note in its future periodic filings to include the following text (revised text in bold) in order to indicate that it begins to amortize its in-process R&D assets from the time they are available for use:

Identifiable intangible assets with finite useful lives consist of in-process R&D that were acquired in business combinations, patents and trademarks, technology and other. In-process R&D acquired in business combinations are recognised at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized from the time they are available for use on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense is allocated to the appropriate expense categories to which the underlying identifiable intangible assets relate, and recorded under the captions selling, general and administrative expenses, and R&D on the statement of comprehensive income.

The Company supplementally advises the staff that it commenced amortization of its acquired in-process R&D assets at the date of acquisition of December 30, 2002, which, pursuant to the requirements under the applicable accounting standard, is appropriate. IFRS 38, Intangible Assets, paragraph 97 specifically states, “Amortization shall begin when the asset is available for use”.

Note 13: Goodwill, page 171

2.        You disclose that you allocated all your goodwill to the cash generating unit of your consolidated group. Given your announcement of the failed Phase III trial of Perifosine in refractory advanced colorectal cancer on April 2, 2011 and the significant decline in your stock price since that date, please tell us why you do not appear to record a goodwill impairment in your June 30, 2012 financial statements submitted on Form 6-K on August 14, 2012. In addition, please tell us whether any of your intangible assets relate to Perifosine and, if so, why you did not appear to record an impairment of those assets in your June 30, 2012 financial statements. Reference for us the authoritative literature you relied upon to support your accounting.

Response to Comment 2:

In connection with preparing its interim financial statements for the period ended June 30, 2012, the Company considered the negative results of its Phase 3 trial of Perifosine in refractory advanced colorectal cancer and subsequent stock price decline as triggering events as described in IAS 36 and performed an analysis for impairment of its assets related to Perifosine as well as a goodwill impairment analysis.

Securities and Exchange Commission	September 12, 2012

Goodwill is tested for impairment at the company level (being a Cash Generated Unit (“CGU”)). Our evaluation indicated that our goodwill was not impaired as the recoverable amount of the CGU was determined to be higher than its carrying amount. The recoverable amount was determined based on “fair value less cost to sell,” which, because the Company only has one CGU, was based on fair value of the entire Company.

The Company advises the staff that it did not have any material Perifosine-related intangible assets recognized in its financial statements at June 30, 2012 (the carrying amount being €0.4 million at June 30, 2012). Furthermore, the majority of the Perifosine-related intangible assets in the Company’s financial statements have alternative future uses as Perifosine will continue to be used in the Company’s Phase 3 trial in multiple myeloma and in Phase 2 trials in other cancer indications. Finally, our licensee partners outside of North America, Yakult Honsha in Japan and Handok in South Korea, continue to advance the development of Perifosine in collaboration with the Company. Therefore, the Company has determined that the recoverable amount of the Perifosine-related intangible assets exceeds the carrying amount and is therefore not impaired as at June 30, 2012. Management continues to monitor the recoverabillity of these assets in subsequent quarters and at year end.

Note 15: Warrant liability, page 172

3.        Please provide us proposed revised disclosure to be included herein in future periodic reports that clarifies why you classify your warrants as liabilities consistent with your IFRS transition disclosures on page 196.

Response to Comment 3:

The Company advises the staff that in future periodic filings it will revise its accounting policy note disclosure under the heading “share purchase warrants” as follows (revised text in bold):

Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company’s share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrant agreement, and also upon a change of control. As a result of the existence of these put options, despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.

The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.

Securities and Exchange Commission	September 12, 2012

The warrant liability is classified as non-current, unless the underlying share purchase warrants are expected to expire or be settled within 12 months from the end of a given reporting period.

The Company believes this disclosure is consistent with its IFRS transition disclosures on page 196 of its Annual Report on Form 20-F.

*        *        *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	September 12, 2012

We hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (418) 652-8525 or Patrick O’Brien of Ropes & Gray LLP at (617) 951-7527.

Sincerely,

/s/ Dennis Turpin

Dennis Turpin

Senior Vice President and Chief Financial Officer

cc:	Patrick O’Brien (Ropes & Gray LLP)
Elliot Shapiro (Norton Rose Canada LLP)

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